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                              May 8, 2023

       Michael James McMullen
       Chief Executive Officer
       Metals Acquisition Limited
       3rd Floor, 44 Esplanade, St.
       St. Helier, Jersey, JE4 9WG

                                                        Re: Metals Acquisition
Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed May 4, 2023
                                                            File No. 333-269007

       Dear Michael James McMullen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 174

   1. We note in response to prior comment 2, you have revised loss per share numbers under the "no redemption"
scenario and "50% redemption" scenario in Note 6, page 192.
                                                        However, based on the
Revised loss for the year, it appears to us that loss per share basic and diluted, under "no
redemption' scenario and "50% redemption" scenario would be
                                                        $(0.34) and $(0.46),
respectively. Please revise or advise.
 Michael James McMullen
FirstName  LastNameMichael
Metals Acquisition Limited James McMullen
Comapany
May  8, 2023NameMetals Acquisition Limited
May 8,
Page 2 2023 Page 2
FirstName LastName
        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or
Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Will Burns, Esq.